SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 4)(1)

                          UNITY FIRST ACQUISITION CORP.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    912908100
                                 (CUSIP Number)

                                    Copy to:

Seneca Ventures                           Stephen A. Cohen, Esq.
68 Wheatley Road                          Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545                750 Lexington Avenue
Telephone (516) 626-3070                  New York, New York 10022
                                          Telephone (212) 735-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   - 1 of 10 -

CUSIP No. 912908100                                                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Woodland Partners
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds*
     WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                         83,400 shares                                      4.4%
      Number of     ------------------------------------------------------------
       Shares       8    Shared Voting Power
    Beneficially         150,000 shares                                     8.0%
      Owned By      ------------------------------------------------------------
        Each        9    Sole Dispositive Power
      Reporting          83,400 shares                                      4.4%
       Person       ------------------------------------------------------------
        With        10   Shared Dispositive Power
                         150,000 shares                                     8.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
     233,400 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    12.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person*
     PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 10 -

CUSIP No. 912908100                                                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)
          Barry Rubenstein
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds*
     PF, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
                    7    Sole Voting Power
      Number of          150,000 shares                                     8.0%
       Shares       ------------------------------------------------------------
    Beneficially    8    Shared Voting Power
      Owned By           83,400 shares                                      4.4%
        Each        ------------------------------------------------------------
      Reporting     9    Sole Dispositive Power
       Person            150,000 shares                                     8.0%
        With        ------------------------------------------------------------
                    10   Shared Dispositive Power
                         83,400 shares                                      4.4%
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
         233,400 shares

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           12.4%

--------------------------------------------------------------------------------
14       Type of Reporting Person*
         IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 10 -

CUSIP No. 912908100                                                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Marilyn Rubenstein
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds*
     OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization                          United States


--------------------------------------------------------------------------------
                    7    Sole Voting Power
                         0 shares                                             0%
      Number of     ------------------------------------------------------------
       Shares       8    Shared Voting Power
    Beneficially         233,400 shares                                    12.4%
      Owned By      ------------------------------------------------------------
        Each        9    Sole Dispositive Power
      Reporting          0 shares                                             0%
       Person       ------------------------------------------------------------
        With        10   Shared Dispositive Power
                         233,400 shares                                    12.4%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
     233,400 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                    12.4%


--------------------------------------------------------------------------------
14   Type of Reporting Person*
     IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 10 -

CUSIP No. 912908100                                                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Woodland Venture Fund
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds*
     WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
         Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                         0 shares                                             0%
                    ------------------------------------------------------------
      Number of     8    Shared Voting Power
       Shares            0 shares                                             0%
    Beneficially    ------------------------------------------------------------
      Owned By      9    Sole Dispositive Power
        Each             0 shares                                             0%
      Reporting     ------------------------------------------------------------
       Person       10   Shared Dispositive Power
        With             0 shares                                             0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
     0 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                              0%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
     PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 10 -

CUSIP No. 912908100                                                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Seneca Ventures
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds*
     WC, OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                         0 shares                                             0%
      Number of     ------------------------------------------------------------
       Shares       8    Shared Voting Power
    Beneficially         0 shares                                             0%
      Owned By      ------------------------------------------------------------
        Each        9    Sole Dispositive Power
      Reporting          0 shares                                             0%
       Person       ------------------------------------------------------------
        With        10   Shared Dispositive Power
                         0 shares                                             0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
     0 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                       0%


--------------------------------------------------------------------------------
14   Type of Reporting Person*
     PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 10 -

CUSIP No. 912908100                                                          13D
================================================================================
1    Name of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities Only)
     Woodland Services Corp.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds*
     OO

--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required                |_|
     Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                         0 shares                                             0%
      Number of     ------------------------------------------------------------
       Shares       8    Shared Voting Power
    Beneficially         0 shares                                             0%
      Owned By      ------------------------------------------------------------
        Each        9    Sole Dispositive Power
      Reporting          0 shares                                             0%
       Person       ------------------------------------------------------------
        With        10   Shared Dispositive Power
                         0 shares                                             0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
     0 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|


--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)                       0%


--------------------------------------------------------------------------------
14   Type of Reporting Person*
     CO

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 7 of 10 -

     This statement, dated February 18, 1999, constitutes Amendment No. 4 to the
Schedule 13D, dated November 13, 1996, regarding the reporting persons' ownership of certain securities of Unity First Acquisition Corp. (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 1,875,000 shares of Common Stock outstanding as reported by the Issuer in its Proxy dated September 14, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 25, 1999:

                                                         Percentage of Shares of
                          Shares of Common Stock               Common Stock
Name                       Beneficially Owned(2)          Beneficially Owned(2)
----                      ----------------------          --------------------
Woodland Partners                 233,400(3,4,5)                  12.4%
Barry Rubenstein                  233,400(3,4,5)                  12.4%
Marilyn Rubenstein                233,400(3,4,5)                  12.4%
Woodland Venture Fund                   0                            0%
Seneca Ventures                         0                            0%
Woodland Services Corp.                 0                            0%

     (b) By virtue of being a general partner of Partners, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 83,400 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 150,000 shares of Common Stock, representing approximately 8.0% of the outstanding Common Stock.

     Marilyn Rubenstein, by virtue of being a general partner of Partners, and the wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 233,400 shares of Common Stock, representing approximately 12.4% of the outstanding Common Stock.

     Partners has sole power to vote and to dispose of 83,400 shares of Common Stock, representing approximately 4.4% of the outstanding Common Stock, and may be deemed to have

--------
(2) Does not include shares of Common Stock issuable upon the exercise of the Class A Warrants or the Class B Warrants.

(3) The reporting person disclaims beneficial ownership of the securities except to the extent of his/her/its equity interest therein.

(4)  Includes 83,400 shares of Common Stock owned by Woodland Partners.

(5) Includes 150,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA account.

                                   - 8 of 10 -
shared power to vote and to dispose of 150,000 shares of Common Stock, representing approximately 8.0% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from February 9, 1999 through February 25, 1999, inclusive:

                         Purchase or      Number of Shares         Purchase or
Name of Shareholder       Sale Date      Purchased or (Sold)       Sale Price
-------------------       ---------      -------------------       ----------
Woodland Venture Fund      2/18/99           (10,200)               $5.20
Seneca Ventures            2/16/99            (4,300)               $5.21875
                           2/17/99            (1,000)               $5.21875
                           2/18/99           (17,100)               $5.20
Woodland Partners          2/19/99            (3,500)               $5.21875
                           2/20/99            (5,000)               $5.21875
                           2/21/99            (4,100)               $5.21875
                           2/25/99            (4,000)               $5.20

     The   reporting   persons   sold  the   shares  of  Common   Stock  in  the
over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


                                   - 9 of 10 -

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: March 8, 1999
                                      Barry Rubenstein
                                      ------------------------------------------
                                      Barry Rubenstein, individually, as General
                                      Partner  on  behalf  of Woodland Partners,
                                      Seneca  Ventures,  and  Woodland   Venture
                                      Fund,  and  as   President   of   Woodland
                                      Services Corp.



                                      Marilyn Rubenstein
                                      ------------------------------------------
                                      Marilyn Rubenstein




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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